FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of May, 2005

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X       Form 40-F
                              ------              -----
         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                            Yes          No   X
                                -----       -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         The press release on announced tariff adjustments for power plants of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant in English on May 10, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              --------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:     May 10, 2005

                               [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]



                       HUANENG POWER INTERNATIONAL, INC.
                         Announces Tariff Adjustments


(Beijing, China, May 10, 2005) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announced tariff adjustments for its power plants.

Recently, the National Development and Reform Commission has issued a notice in respect of the implementation of the Coal-Electricity Price Linkage Mechanism (the "Mechanisms") for the power grids of East China, North China, Central China, Northeast China and South China. Except for the enforcement in Henan Province commencing from May 15, 2005, all other regions shall start to implement the Mechanisms from May 1, 2005 (policy for Gansu Province to be confirmed).

There are three major aspects regarding the Mechanism:

1.    Appropriate adjustments of on-grid tariffs as a result of the
      Mechanisms: in order to alleviate the impact of rising coal prices upon tariffs since June 2004, on-grid tariffs for power generating companies are to be appropriately raised.

2. Abolition of excess generation tariffs in principle: Except for the power grids in South Hebei and Hunan (see table below), power output for all regions (other than the regions which transmit electricity to other provinces and the regions under power pooling) shall adopt pre-determined on-grid tariffs as approved by the government.

--------------------|---------------------|-------------------------------------------|
                    |    Excess Tariff    | Number of Utilisation Hours corresponding |
                    |   (VAT Inclusive)   |       to Approved On-grid Tariffs         |
                    |     (RMB/MWh)       |                                           |
--------------------|---------------------|-------------------------------------------|
South Hebei Grid    |        250          |                 5,500                     |
--------------------|---------------------|-------------------------------------------|
Hunan               |        332          |                 4,500                     |
--------------------|---------------------|-------------------------------------------|

3. Increase the on-grid tariffs of some old-aged power plants: This is mainly for the power plants under the policy of separation of power plants and power grids, and the power plants adopting relatively low tariffs and suffering significant loss. The Company's Shanghai Shidongkou First Power Plants falls into this category.

According to a document issued by the National Development and Reform Commission, the actual adjustments of on-grid tariffs of some of the Company's power plants are as follows:


|---------------------------|------------------------------|------------------------------|--------------------------------|
|                           |          On-grid Tariff      |         On-grid Tariff       |                                |
|       Power Plants        |        before Adjustment     |        after Adjustment      |            Change              |
|                           |          (VAT Inclusive)     |         (VAT Inclusive)      |         (VAT Inclusive)        |
|                           |             (RMB/MWh)        |           (RMB/MWh)          |           (RMB/MWh)            |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|Guangdong Province                                                                                                        |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Shantou Coal-fired      |              449.41          |           468.51             |            +19.10              |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Shantou Oil-fired       |              594.39          |           594.39             |            +0.00               |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|Jiangsu Province                                                                                                          |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Nantong                 |              338             |           355.7              |            +17.7               |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Nanjing                 |              338             |           355.7              |            +17.7               |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Taicang                 |              365             |           380.7              |            +15.7               |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Huaiyin                 |              344             |           359.7              |            +15.7               |
|     (Units 1 & 2)         |                              |                              |                                |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Huaiyin                 |              370             |           385.7              |            +15.7               |
|     (Units 3 & 4)         |                              |                              |                                |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|Shandong Province                                                                                                         |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Dezhou                  |              336.97          |           355.50             |            +18.53              |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Jining (Units 1 to 4)   |              282.26          |           310.00             |            +27.74              |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Jining (Units 5 & 6)    |              321.5           |           360.00             |            +38.5               |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Weihai                  |              397             |           400.00             |            +3                  |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Xindian                 |              321.5           |           345.00             |            +23.5               |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|Shanghai Municipal                                                                                                        |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Shidongkou First        |              281             |           334.60             |            +53                 |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Shidongkou Second       |              374             |           358.00             |            -16                 |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|South Hebei Grid                                                                                                          |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Shang'an                |              324             |           341.00             |            +17                 |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|Fujian Province                                                                                                           |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Fuzhou                  |              372.5           |           386.50             |            +14.00              |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|Zhejiang Province                                                                                                         |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Changxing               |              371             |           403.80             |            +32.80              |
|---------------------------|------------------------------|------------------------------|--------------------------------|

|---------------------------|------------------------------|------------------------------|--------------------------------|
|                           |          On-grid Tariff      |         On-grid Tariff       |                                |
|       Power Plants        |        before Adjustment     |        after Adjustment      |            Change              |
|                           |          (VAT Inclusive)     |         (VAT Inclusive)      |         (VAT Inclusive)        |
|                           |             (RMB/MWh)        |           (RMB/MWh)          |           (RMB/MWh)            |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|Shanxi Province                                                                                                           |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Yushe (Units 1 & 2)     |              308             |           308.00             |            +0.00               |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Yushe (Units 3 & 4)     |              250             |           259.00             |            +9.0                |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|Henan Province                                                                                                            |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Qinbei                  |              290             |           321.00             |            +31.00              |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|Chongqing Municipal                                                                                                       |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Luohuang                |              290             |           308.00             |            +18.00              |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|Hunan Province                                                                                                            |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Yueyang                 |              345             |           369.00             |            +24.00              |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|Jiangxi Province                                                                                                          |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Jinggangshan            |              348             |           365.00             |            +17.00              |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|Sichuan Hydro Power                                                                                                       |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Taipingyi               |              282             |           290.00             |            +8.00               |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Dongxiguan              |              334             |           342.00             |            +8.00               |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Qingju                  |              280             |           288.00             |            +8.00               |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Tongtou Yucheng         |              317             |           325.00             |            +8.00               |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Xiaoguanzi              |              280             |           288.00             |            +8.00               |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Lengzhuguan             |              280             |           288.00             |            +8.00               |
|---------------------------|------------------------------|------------------------------|--------------------------------|
|   Mingtai                 |              280             |           288.00             |            +8.00               |
|---------------------------|------------------------------|------------------------------|--------------------------------|



The on-grid tariff adjustments of the Company's power plants including Dalian Power Plant, Dandong Power Plant and Yingkou Power Plant which are located at Liaoning Province are calculated by adding RMB22/MWh (VAT inclusive) on the basis of the resulted bidding tariffs for those power generation volume that under annual bidding.

The implementation of the Mechanisms will lead to a rise of the Company's average settled tariffs and will help to relieve the Company's pressure due to increase of fuel costs.

The Company develops, constructs, operates and manages large power plants in China nationwide, with a total generation capacity of 21,418MW on an equity basis. The Company wholly owns 16 operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.


                                    ~ End ~



For further information, please contact:

Ms. Meng Jing / Ms. Zhao
Lin Huaneng Power International, Inc.
Tel:  (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel:  (852) 2520 2201
Fax: (852) 2520 2241